Exhibit 99.57

EARLY WARNING RELEASE

(Montréal, July 21, 2021) Osisko Gold Royalties Ltd (TSX & NYSE:OR) (“Osisko”) announces that it has subscribed for and received from Carbon Streaming Corporation (“Carbon Streaming”) 4,000,000 special warrants (the “Special Warrants”) at a price of US$1.00 per Special Warrant, for an aggregate subscription price of US$4,000,000 pursuant to a non-brokered private placement (the “Transaction”). Each Special Warrant will entitle the holder to receive, subject to adjustment in certain circumstances and without payment of additional consideration, units of Carbon Streaming comprised of one common share (a “Share”) and one common share purchase warrant (a “Warrant”) upon the exercise or deemed exercise of each Special Warrant. Each Warrant will entitle the holder to acquire one additional common share (a “Warrant Share”) at a price of US$1.50 per Warrant Share and expiring sixty-two (62) months from the date of issue.

Immediately prior to the closing of the Transaction, Osisko had beneficial ownership of, or control and direction over (i) 6,750,000 Shares; and (ii) 6,000,000 Warrants, representing approximately 11.66% of the issued and outstanding common shares of Carbon Streaming on a partially diluted basis assuming full exercise of Osisko’s Warrants.

Immediately after giving effect to the Transaction, Osisko had beneficial ownership of, or control and direction over: (i) 6,750,000 Shares; (ii) 6,000,000 Warrants and 4,000,000 Special Warrants, representing approximately 9.51% of the issued and outstanding Shares on a partially diluted basis assuming full exercise of Osisko’s Warrants, including those underlying the Special Warrants.

Osisko acquired the securities described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional common shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Carbon Streaming and reserves the right to dispose of any or all of its Securities at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Carbon Streaming and other relevant factors.

This news release is issued under the early warning provisions of the Canadian securities legislation. A copy of the early warning report to be filed by Osisko in connection with the Transaction described above will be available on SEDAR under Carbon Streaming’s profile.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 150 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor

Vice President, Investor Relations Tel: (514) 940-0670 #105

Email: htaylor@osiskogr.com

1